Exhibit 3

STADIUM CAPITAL MANAGEMENT GP, LP

Stadium Capital Responds to Insperity’s Letter

Insperity’s Response Confirms Stadium Capital’s Governance Concerns and Reinforces Stadium’s
Desire to Reconstitute the Board Immediately and Initiate a Strategic Alternatives Process

Stadium Will Vote Shares Against Insperity’s Directors at 2014 Annual Meeting

April 28, 2014

To our fellow Insperity stockholders:

Stadium Capital Management GP, LP and its affiliates (collectively, “Stadium”, “Stadium Capital”, or “we”) currently own approximately 2.3 million shares of common stock of Insperity, Inc. (“Insperity” or the “Company”) (NYSE: NSP), or about 9% of the Company’s outstanding common stock. We have been a significant stockholder of the Company for more than five years, and the Company’s largest stockholder since the middle of 2012.

We released a letter on April 22, 2014 expressing our belief that Insperity is substantially undervalued because of both poor operating results and severe corporate government failures. In that letter, we explained why Stadium intends to vote against the current slate of directors at the upcoming annual meeting and also conveyed the substantial governance changes we believe are required at Insperity to maximize stockholder value. We view this vote against the current slate of directors as only the beginning of a process intended to bring attention to and maintain intense focus on substantive issues which need to be resolved in order to maximize the value of Insperity for the benefit of its non-management stockholders.

Later that same day, Insperity’s Chairman and CEO, Paul Sarvadi, and Lead Independent Director, Gregory Petsch, responded to us in a letter that was published as a press release. Their letter is remarkable in both what they included as well as what they chose to leave unaddressed and it only confirms our serious concerns about Insperity’s governance and strategic direction. The content of what they chose to address reveals a profound lack of understanding of rudimentary corporate finance and corporate governance principles. What they chose to leave unaddressed are some of the most pertinent and substantive issues we have raised, including details that they, as insiders, have access to where all of us, as outside stockholders, do not. We will address their troubling letter in detail below, and we encourage you to read those details, but we first ask you to consider the following fundamental questions:

1.	As a stockholder, are you happy with the performance of Insperity’s share price?
2.	Do you have any confidence that this Board will ever put an end to Insperity’s luxury executive lifestyle of limited accountability, overcompensation, nepotism, private jet travel, country club memberships throughout the country, luxury clubs at baseball parks, and very expensive golf tournament sponsorships and other wasteful golf-related marketing?
a.	In light of how poorly the company has done and how abysmal the Company’s stock price performance has been over the last six years, how do you feel about the fact that senior executives have received more than $50 million in total compensation during that time?

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b.	Does it sit well with you that while the company has massively underperformed its own plans and its peers, this Board has deemed it fit for management to spend almost $40 million of stockholder money since 2005 on multiple huge private aircraft so that these same senior managers can fly them for hundreds of hours a year, again at stockholder expense? And even use these airliner-sized planes on an unlimited basis for the CEO to commute between multiple residences and the Company’s headquarters, all at stockholder expense?
c.	Do you actually believe that this Board and management team will ever address these issues, in particular when members of management and the Board have multiple family members working for the company?
3.	Does anyone other than purportedly management and the Board have confidence that Insperity will come anywhere close to achieving its strategic plan outlined to stockholders in 2011?
4.	After years of poor performance by this management team and Board, and in light of this Board’s continuing refusal to realize significant cost savings by eliminating the Company’s culture of excessive “lifestyle” expenses and perquisites, do you believe this Board will ever take the appropriate actions to maximize value for non-management stockholders?

We are not happy with the performance of Insperity’s stock price

Although stockholders likely need no reminder, below is a chart showing Insperity’s Total Shareholder Returns, including the impact of dividends and share repurchases, versus the Russell 2000 and Insperity’s Peer Group Index1. As we stated before, this chart speaks for itself2. As patient, long-term owners, we have specifically chosen long term metrics to evaluate this management team and the Board. Any notions that our actions are short-term or self-serving at the expense of other stockholders are of course absurd and inconsistent with the facts. We would imagine that other stockholders would also appreciate an acceleration of pent-up value creation at Insperity.

STADIUM CAPITAL MANAGEMENT GP, LP

We do not have confidence Insperity will come anywhere close to achieving its strategic plan

While the Company’s management and Board seem to believe Insperity is on an acceptable course to achieve its 2011 operating plan, we disagree. In this operating plan, implied EBITDA for 2015, as derived from the Company’s five-year operating income target, is approximately $195-$250 million3. Management’s most recent guidance for 2014 EBITDA is approximately $76.0-$90.5 million4. We certainly do not believe management can triple EBITDA between 2014 and 2015, nor do we believe results over the past several years indicate that management is on a reasonable path to achieve this goal even if given more time. In light of these facts, we remain astonished that management and the Board can apparently remain “optimistic” about their plan.

We believe Insperity’s governance is flawed and the Board is neither committed to nor capable of maximizing value for non-management stockholders

•	Insperity does not have “strong” corporate governance. In fact, corporate governance is poor. Messrs. Sarvadi’s and Petsch’s letter offers no defenses for having a staggered board, a combined CEO and Chairman role or Insperity’s poison pill. Even alone each of these anti-stockholder measures significantly reduces the Board’s effectiveness and accountability to non-management stockholders. The combination is a major concern to us.
•	In Messrs. Sarvadi’s and Petsch’s letter, they try to give the Board credit for “adopting majority voting” for directors last year. We find this disingenuous and insulting. The truth is that this measure was put to a stockholder vote last year after a stockholder, The California State Teachers’ Retirement System (“CalSTRS”), initiated it—not the Board. In fact, the Board explicitly recommended that stockholders vote against the measure, as they deemed it “unwarranted and unnecessary” and “not necessary to improve our corporate governance” [5]. Only after stockholders overwhelmingly disagreed with the Board’s view and approved the measure (77% of all votes cast voted for the measure, and presumably a far higher percentage of non-management, non-director stockholders), did the Board implement the provision.
•	Messrs. Sarvadi and Petsch provided no explanation for why the Board has not held management accountable for failing to achieve meaningful progress against its 2011 operating plan, or why it continues to allow excessive management compensation, along with lavish perquisites and benefits, while management has failed to generate any EBITDA growth in the past six to seven years.
•	Neither Messrs. Sarvadi and Petsch nor the head of the Compensation Committee, Eli Jones, has provided any explanation for why annual cash bonuses have been so easy to achieve and why stock awards are not subject to performance-based vesting. This is a clear signal to us that the Board lacks independence from management.
•	Messrs. Sarvadi and Petsch provided no details on how this management team can turn around its operating performance or improve its public perception and valuation in the market.
•	Messrs. Sarvadi and Petsch demonstrated a disturbing lack of basic corporate finance knowledge by suggesting that stockholders and potential investors should use a MarketCap/EBITDA valuation metric in evaluating the Company compared to its Peer Group. It should concern all stockholders that the Board does not understand the difference between Enterprise Value and Equity Market Capitalization and why EBITDA cannot be used as the denominator for any metric based upon the latter. The difference, of course, is the existence of net cash or net debt, and the costs of servicing or benefits received from that capital. As such, using MarketCap/EBITDA is simply financial nonsense. Valuing Insperity based on a P/E multiple is also misleading because of the Company’s substantial excess cash. Insperity’s excess cash is not needed to generate net income and should be subtracted from its Market Cap before calculating any valuation ratios[6].

STADIUM CAPITAL MANAGEMENT GP, LP

•	Messrs. Sarvadi and Petsch provided no explanation for why owning two enormous aircraft (37-passenger EMB-135s, retrofitted and configured for luxury corporate travel) is in the best interests of non-management stockholders. They chose to share no data related to the amount of stockholders’ capital that is used to own the aircraft or any analysis of the costs and benefits of their use. Furthermore, no explanation was provided for why it is in the best interests of stockholders to have the Company’s CEO live in one city and commute to headquarters and company facilities in other locations via such a large airplane, regardless of whether it is quasi-daily or weekly. For the record, between Dallas (the CEO’s primary residence evidently) and Houston, there are commercial flights essentially every hour all day for less than $250 round trip.

The section below contains verbatim excerpts of Insperity’s press release, including Messrs. Sarvadi’s and Petsch’s letter to us. We have included our responses to the issues they raise in bolded italics in the appropriate sections.

•	“Stadium Capital’s letter and press release are full of inaccuracies and mischaracterizations as detailed in the Board’s response, including:

o	Insperity’s reported adjusted EBITDA actually increased 12% from 2011 to 2013 (not a decrease of 6% as reported by Stadium Capital), which is in line with the public competitors cited in Stadium Capital’s letter, and represents a 67% increase since 2009.”

Insperity’s EBITDA, adjusted for non-recurring items, did in fact decline between 2011 and 2013, which is in sharp contrast to its peers. During 2011, management specifically highlighted, in press releases, earnings calls and SEC filings, expenses attributable to the Company’s rebranding efforts and non-specific acquisition expenses. To state the obvious, it is not every year that a company changes its corporate identity. In this case, Insperity spent approximately $12 million in 2011 to “rebrand” itself from “Administaff” to “Insperity”. Adding these re-branding and other costs back to EBITDA presents a more accurate picture of the underlying profitability from year to year, and is therefore how we have always calculated and analyzed Insperity’s EBITDA internally at Stadium Capital. Apparently, when it suited their purposes in 2011, management agreed with us by calling out these items as extraordinary expenses. In our original letter to the Board and to stockholders on April 22nd, we footnoted all adjustments we made to GAAP results.

In conversations with the CEO several weeks ago, we specifically discussed how we calculated this number. The Company’s argument here appears to be that Insperity would be “growing” if we just believed that the ongoing business was less profitable than management had led us to believe in the past. We do not find this especially comforting.

o	“Executive compensation is directly impacted by our performance, as reflected in the CEO’s 2013 compensation decline of 12%; and was most recently supported by the leading proxy advisor firms and 92% of the stockholders.”

The vote Messrs. Sarvadi and Petsch are referring to was in early 2013, before management reduced guidance several times throughout the year and issued

STADIUM CAPITAL MANAGEMENT GP, LP

disappointing guidance for 2014. We admit that we can be faulted in the past for having been too patient and accepting of the compensation structure at Insperity in light of its operating performance.

o	“The CEO’s total compensation, including commuting and other perquisites, is reasonable. In fact, the proxy report of ISS issued in 2013 placed him near the bottom quarter of peers.”

We would challenge anyone who would suggest that commuting between Dallas and Houston via an enormous private aircraft is reasonable. Indeed, we believe that the Board’s willingness to allow the CEO free use of a Company-owned, luxury private jet to commute between Dallas and Houston demonstrates, by itself, the governance failures at the Company. We simply do not understand how the Board can justify these kinds of benefits, particularly in the context of continually disappointing operating results over many years.

o	“Stadium Capital overstated the total executive compensation for all named executive officers over the past five years by 14%.”

In our letter of April 22nd, we cited executive compensation over six years, not five. We did, however, make a typo in our press release, which should have read six years, not five, to match our letter. Our point remains.

o	“In the letter, Stadium Capital failed to properly consider Insperity’s multi-year strategic plan.”

We do not understand this point. As other stockholders undoubtedly have, we have read the Company’s multi-year strategic plan, which we in fact attached to our recent SEC filing. In our letter of April 22nd we compared the trajectory implied by this plan to the Company’s actual results. Is the Company suggesting they are on track to achieve this plan? Is there another plan we stockholders don’t know about?

In addition, we have also considered Insperity’s other initiatives over the past few years (e.g., re-branding, re-pricing, bundling, unbundling, increasing the sales force, reducing the sales force, retraining the sales force, technology investments, etc.) and all of the corresponding fits and starts. The results that stem from these plans have taken us to where we are today: the Company continues to underperform its peers and the market. Based upon the Company’s historical results over the past few years we do not have confidence that this management team, acting under the supervision of this Board, will achieve the results set forth in the strategic plan.

o	“Numerous corporate governance initiatives were implemented over the past two years.”

We find this argument remarkable. The facts are that Insperity has a staggered Board, a combined Chairman and CEO role and a poison pill. As all stockholders know, these types of provisions, individually but especially in combination, are large obstacles to holding board’s accountable and ultimately shareholder value creation. In addition, we view the appointment of Greg Petsch

STADIUM CAPITAL MANAGEMENT GP, LP

as Lead Independent Director in 2012 as a half-hearted measure and not a positive development.

Again we note that in their response, Messrs. Sarvadi and Petsch chose to cite “majority voting” as an example of their governance efforts. As we discussed above, the Board’s decision to adopt “majority voting” for directors last year was made only after 77% of all votes cast voted for the measure, and presumably a far higher percentage of non-management, non-director stockholders. Further, in the Company’s 2013 Proxy Statement, when this provision was to be voted on by the Company’s stockholders (after CalSTRS submitted the proposal) the Board explicitly recommended that stockholders vote against the measure, as they deemed it “unwarranted and unnecessary” and “not necessary to improve our corporate governance”. In light of the Board’s statements to stockholders about majority voting in the Company’s 2013 Proxy Statement, we question how the same Board can now claim that it adopted majority voting as a demonstration of its commitment to good corporate governance.

“Stadium Capital Rejected a Reasonable Proposal by Insperity

•	Despite being a stockholder since 2004 (and a major stockholder since 2008) and a long history of open dialogue, Stadium Capital first raised these concerns in the past few weeks.”

We have had many conversations with management over many years on a variety of matters, including those we addressed in our letter. Messrs. Sarvadi and Petsch even acknowledge such past communications on capital structure in their response. We do not know why management does not remember these discussions.

•	“During recent discussions, Stadium Capital focused upon the number of seats that it could obtain on the Board and not on the other issues that were raised in its letter.”

In addition to discussing many issues over multiple conversations, we strongly believe multiple new directors are required to effect substantive change. In our view, the serious issues Insperity faces warrant a significant change on the Board, if meaningful improvement is to be achieved. A single director may not be able to drive the level of change we believe is in the best interests of all shareholders. We expect most stockholders or investors will understand why the number of board seats is important in this context.

•	“Despite making allegations of governance failures at Insperity, Stadium Capital demanded to circumvent important corporate governance policies and procedures designed to protect the interest of all stockholders.”

This is simply not true. At Insperity’s request, representatives of Stadium Capital traveled to various locations across the country to meet a number of Insperity’s directors. We did this at our own expense (and without the use of any private, luxury

STADIUM CAPITAL MANAGEMENT GP, LP

aircraft). Stadium Capital’s representatives participated in all of the processes that Insperity’s Board requested. Nevertheless, despite these efforts Insperity was unwilling to compromise by offering Stadium Capital meaningful representation on the Board.

•	“Stadium Capital rejected the Board’s offer to add a Stadium Capital employee and another new independent director, potentially from another large stockholder, to the Board.”

As we have stated before, given our view of the dysfunction of this Board, one board seat is insufficient to effect the changes needed to maximize value for all non-management stockholders. The Board only offered us one seat. The notion of a potential second seat for another new director was raised, but only as a possible outcome at a later date. We had made it completely clear to the Board that in our view two seats is the bare minimum necessary to create adequate representation for non-management stockholders on the Board.

•	“Insperity has made $69 million of stock repurchases and paid $103 million in dividends over the past five years.”

It surprises us that Messrs. Sarvadi and Petsch would highlight these points, as it is clear that these small measures have neither corrected a massively inefficient capital structure nor helped produce acceptable stockholder returns. Insperity held $94 million in excess cash at the end of 2008 and $105 million in excess cash at the end of 20137.

•	“Insperity is focused on and committed to executing its multi-year strategic plan.”

We remain astonished that Messrs. Sarvadi and Petsch continue to express this point of view. As we have shown, management is nowhere close to achieving its publicly communicated strategic plan. This lack of execution is core to our views and actions and underlies all of our grave concerns about the lack of oversight, and accountability demanded by the Board.

•	“The Board is committed to ensuring that the company is on a path that is in the best interests of all of the stockholders and does not become beholden to the individual interest of any one stockholder.”

Any stockholder reading this statement ought to be on high alert. The only Board members with any real ownership are also members of senior management – the same people who have received extraordinary levels of compensation, benefits and perquisites in spite of producing truly disappointing operating results. Excessive compensation to these manager/owners accrues to them, almost totally at the expense of non-management stockholders. Stadium Capital is of course 100% aligned with other non-management stockholders, and any suggestions by Messrs. Sarvadi and Petsch otherwise are disingenuous at best.

“The Board also expressed its disappointment that, after spending significant time and effort considering Stadium Capital’s requests and speaking nearly daily to its representatives during the past several weeks, Stadium Capital has chosen this route. The Board prides itself on its accessibility and responsiveness to all stockholder concerns, and reaffirmed its commitment to serving the interests of all stockholders and executing on its strategic plan going forward.”

STADIUM CAPITAL MANAGEMENT GP, LP

As a patient, long-standing investor we also dedicated substantial time over the last several weeks in an attempt to resolve our concerns, privately discussing our mounting concerns with management and the Board. It was our frustration with this process, and the Board’s refusal to acknowledge the profound issues driving these concerns, that ultimately led us to explain publicly our intention to vote against the current slate of Insperity directors.

“Since receiving your March 24th letter, we have been in almost daily contact with you as part of that commitment. So, it is particularly frustrating that you have now decided to pursue this disruptive course despite not raising any of these concerns until very recently. But because you elected to abandon a constructive process and rejected our offer to join the Board, we must set the facts straight.”

We did not abandon the process. After repeated discussions between us and Mr. Sarvadi as Chairman of the Board, the Board rejected our compromise proposal for the addition of two directors designated by Stadium Capital and refused to remedy, or even address, the other issues we have raised.

“Since first learning of your concerns and demands last month, we have worked extensively with you to reach a satisfactory resolution. At your request, we focused on your primary concern, which was your demand that the company appoint, on an arbitrary and unreasonable timeline, Stadium Capital designees to the Board.”

The Board appears to have some concerns about the timing of Stadium Capital’s actions. Our timing is solely driven by:

(1) Our continuing erosion of faith in management and the Board. The “straw that broke the camel’s back” was management’s disappointing guidance for 2014 delivered on February 10, 2014 and our analysis of this in the following days and weeks. This information was conveyed to the market essentially concurrently with the deadline to submit an opposing director slate or make stockholder proposals.

(2) The upcoming annual meeting in May. We needed to know whether we would be seated on the Board and in a position to effect real change well before our vote was due. Furthermore, on behalf of all stockholders, we did not want to wait until the 2015 annual meeting and take the risk of an additional year of poor operating results and Board oversight.

“Although the Board determined that the perspective of a large stockholder such as Stadium Capital would be valuable, the Board’s view was that having more than one representative of Stadium Capital would not provide any additional diversity of views or perspectives beyond what a single Stadium Capital representative would bring. In accordance with this conclusion, we offered Stadium Capital one seat on the Board.”

The Board’s role is to represent the Company’s stockholders’ (its owners’) interests. Having a “diversity of views” is beneficial to the Company and its stockholders only if these “diverse” views focus on maximizing the long-term interests of the stockholders. Insperity’s seven non-management directors, who collectively own 0.7% of Insperity, may offer a “diversity of views”, but stockholders are best served by directors whose views are clearly aligned with their best interests. Every Stadium Capital representative

STADIUM CAPITAL MANAGEMENT GP, LP

on the Board would think and act like an owner of the business, because we in fact are the largest owner of the business.

“The Board also made clear to you that it is amenable to adding an additional new independent voice to the Board, including potentially from another large stockholder. As a member of the Nominating and Corporate Governance Committee, a Stadium Capital representative would have had substantial influence over this process of adding an additional independent director.”

In our repeated discussions with the Board, Stadium Capital made absolutely clear that one director designated by Stadium Capital was insufficient to effect the change needed at Insperity. Instead, the Board offered vague promises about a “potential” future non-Stadium designee joining the Board, and refused to reconsider this position. This, on top of the Board’s inability or refusal to address the serious management and governance issues we had raised over several weeks, left us with no other prudent choice on behalf of ourselves and all other non-management stockholders.

“Since we first announced our current strategic plan in 2011, you have always expressed support for our plan in the numerous meetings we have had with you. Our recent discussion with you on February 18th, which followed the company’s most recent earnings announcement, was no different. During that discussion, you did not raise the alleged issues that you have now cited and did not express any desire for significant changes. In fact, you did not raise any concerns about our 2014 operating plan and specifically expressed support for our announced 2014 technology investments, with a full understanding of the expected impact of those investments on our results. So, we were quite surprised when you unexpectedly delivered a letter to us on March 24th in which you raised a list of criticisms for the very first time, many of which you chose to repeat in your latest letter.”

Messrs. Sarvadi and Petsch are correct that we, like other stockholders, were supportive of the 2011 plan – a plan Insperity has since missed by a wide margin. We are baffled by the comments about our “support” throughout their letter. We have been clear about our concerns. For example, in the fall of 2013, we conveyed to management our strong desire for management to improve Insperity’s technology platform, after many of our customer calls highlighted the concern that the Company was falling behind the competition. These findings and our suggestions took management by surprise and, in fact, management dismissed the need for any specific investment initiative. We were surprised management did not know the competitive state of its own technology, and were disappointed that management expressed a lack of interest in pursuing this at the time. We were less surprised in February 2014 by the announcement that, in fact, technology needed to be improved and that the Company would need to make investments in this area to remedy the situation.

“Throughout this dialogue, however, you never sought a meaningful discussion of your alleged concerns. Instead, you tried to impose arbitrary and unreasonable deadlines, including your demand that Insperity evaluate and appoint multiple Stadium Capital employees as directors in less than two weeks.”

There was nothing arbitrary or unreasonable about Stadium’s process. The Board has the full authority to appoint new directors without delay. As we have noted above, we worked hard to find a constructive and private path to obtain sufficient Board representation.

STADIUM CAPITAL MANAGEMENT GP, LP

•	“Insperity’s reported adjusted EBITDA[1] actually increased 12% from 2011 to 2013, which is in line with the public competitors cited in your letters, and represents a 67% increase since 2009.”

As discussed above, Insperity’s EBITDA, adjusted for non-recurring items, did in fact decline between 2011 and 2013, which is in sharp contrast to its peers. During 2011, management specifically highlighted, in press releases, earnings calls and SEC filings, expenses attributable to the Company’s rebranding efforts and non-specific acquisition expenses. Adding these costs back to EBITDA presents a more accurate picture of the underlying profitability from year to year, and is consistent with how we have always calculated and analyzed Insperity’s EBITDA internally at Stadium. Apparently, when it suited their purposes in 2011, management agreed with us. In our original letter to the board and to stockholders on April 22nd, we footnoted all adjustments we made to GAAP results.

In conversations with the CEO several weeks ago, we specifically discussed how we calculated this number. Messrs. Sarvadi’s and Petsch’s argument now appears to be that Insperity would be “growing” if we just believed that the ongoing business was less profitable than management had led us to believe in the past. We find this not especially comforting.

•	“Your market value analysis focuses on a comparison of Total Enterprise Value / LTM EBITDA to create a negative view of our valuation while ignoring other important and relevant valuation methods, such as the company’s Price-to-Earnings (“P/E”) and Market Capitalization / LTM EBITDA (“MarketCap/EBITDA”) multiples, which are comparable to the company’s competitors. As of April 21, 2014, Insperity’s P/E multiple is 22x, which is above the S&P 500 of 18x and comparable to the public competitors cited in your letter today, which are trading at an average of 25x P/E multiple. In addition, Insperity’s Market Cap/EBITDA multiple is 9x as of April 7, 2014, which is comparable to the Market Cap/EBITDA multiple of a PEO competitor that recently completed its initial public offering.”

Please see our response above about the absurdity of a MarketCap/EBITDA multiple. We are disturbed that the Board does not understand basic corporate finance. Messrs. Sarvadi’s and Petsch’s comments would imply, in effect, that cash is worth nothing. This lack of financial acumen might explain the Board’s inability and reluctance to capitalize Insperity appropriately over the years, in spite of our repeated attempts to convey our views on this privately and constructively over that time.

“Insperity has a demonstrated track record of returning capital to its stockholders, as evidenced by its $69 million of stock repurchases and $103 million in dividends over the past five years. The Board also regularly considers other ways to enhance stockholder value, such as the company’s $50 million tender offer for its own shares, for which Stadium Capital advocated, in December 2012.”

Please see our discussion of this above. It is interesting to note, however, that here Messrs. Sarvadi and Petsch acknowledge our support for the 2012 tender offer while claiming we have never addressed our concerns with management. Furthermore, we

STADIUM CAPITAL MANAGEMENT GP, LP

have no insight into why management failed to implement this 2012 tender offer successfully.

•	“Insperity is committed to strong corporate governance. For example, in the last two years alone, the Board has implemented stock ownership guidelines, created a lead independent director position, added a new independent director, implemented “double-trigger” vesting of stock awards following a change of control, prohibited hedging and new pledges of shares, adopted majority voting for election of directors and implemented a clawback policy.”

Insperity does not have “strong” corporate governance. To repeat, Messrs. Sarvadi’s and Petsch’s letter offers no defenses for having a “murderer’s row” of anti-stockholder provisions - a staggered board, a combined CEO and Chairman and a poison pill. The combination of these anti-stockholder measures continues to concern us.

The Board cannot take credit for “adopting majority voting” for directors last year. This measure was put to a stockholder vote last year not at the Board’s instigation, but instead by a stockholder. The Board explicitly recommended that stockholders vote against the measure, as they deemed it “unwarranted and unnecessary” and “not necessary to improve our corporate governance”. Stockholders, by contrast, overwhelmingly approved the measure the board rejected (77% of votes cast voting for the measure, and presumably a much higher percentage of non-management, non-director stockholders).

•	“You compared Insperity’s financial performance and valuation to a group of companies identified as peers solely for compensation purposes. The purpose of this compensation peer group, which was developed with the assistance of the Compensation Committee’s outside compensation consultant, is to compare the company’s pay practices to those companies with which it competes for talent and not as a financial performance measure. Further, even if applicable, a cursory review of the compensation peer group reveals that the inclusion of certain performance outliers, such as pure-play SaaS companies, significantly distort any such financial comparison.”

We are confused by this illogical notion. Messrs. Sarvadi and Petsch are suggesting that the Board should set compensation levels based on this higher performing Peer Group Index, while stockholders should measure their results by a different, undisclosed and poorer-performing index. We do not understand how this concept serves the interests of non-management stockholders.

•	“Insperity’s compensation plans, which are designed with the assistance of outside consultants and consider market analysis, are reasonable and are aligned with the company’s performance, as evidenced by:

o	The reduction in compensation that the company’s executives received in 2013. For example, the CEO’s compensation was reduced by 12% in 2013 as compared to 2012, returning his compensation to 2008 levels and underscoring the fact that the company’s executive compensation is tied to the speed at which the new business strategy is executed and positive results obtained.”

STADIUM CAPITAL MANAGEMENT GP, LP

The facts are that EBITDA for Insperity has been essentially flat for six years, and senior management members have received more than $50 million in total compensation over this same time period. This is in the context of a company that produced $92 million in EBITDA in 2013 and is guiding for $83 million in EBITDA at the midpoint for 2014. In addition, while making no forward progress for us as stockholders, senior management has been gallivanting around the globe on not one, but two gigantic private aircraft at our expense. Stockholders can read the flight logs we attached to our April 22nd SEC filing for themselves, and wonder what “business” was being conducted in Scotland (at least 10 trips in three years, including two where both aircraft were used), Ireland, Bermuda, Cabo San Lucas, Augusta, GA and other obvious vacation/golf destinations. We could go on. None of this passes the smell test.

•	“Your analysis of the use and cost of the company’s corporate aircraft is flawed in many respects. Contrary to your insinuations, the substantial majority of use of the aircraft is for business purposes and for chartering to third parties when not in use by the company. You substantially overstated the incremental costs of the aircraft by failing to consider the significant revenue received from third party charters, the reimbursement received from executives for their limited personal use and the costs that would be incurred for alternate commercial flights. In addition, Mr. Sarvadi’s use of the aircraft for commuting, which represents only a small fraction of the overall use of the aircraft, is generally from the Dallas area to corporate headquarters on a weekly basis, not “quasi-daily.” The value of this use is taken into account by the Compensation Committee in setting his overall compensation and it is included in total compensation as reported. The Board considers the company’s need for the aircraft in light of its overall business and the commitment to excellence in service and responsiveness to clients, employees, prospective clients, vendors and stockholders.”

Stockholders should not pay to have their CEO commute via one of two enormous company-owned airplanes between Dallas and Houston. Owning and operating these aircraft is a gross misuse of stockholder resources. We are not reassured by the fact that the Company attempts to offset some of the enormous cost of owning and operating two massive aircraft by chartering to third parties. Insperity is not in the aircraft leasing business and has no business owning two planes, whether they are used for the CEO to commute to work, dubious business purposes or for third party charters.

•	“Your new criticisms about the CEO’s stock pledges are without foundation. These pledges pre-dated the company’s implementation of its stock pledging policy. Detailed information concerning the pledging has been fully disclosed in the company’s proxy statement, including the Board’s review and determination that the amount of shares pledged was insignificant. Further, as disclosed in the most recent proxy, the number of shares pledged by Mr. Sarvadi has decreased.”

Messrs. Sarvadi’s and Petsch’s explanation is illogical and troubling. It is an odd notion that governance changes should have “grandfathering” clauses, as they suggest in the context of the pledging of the CEO’s shares. However significant or insignificant the share pledges are, they still violate the Board’s policy. The pledging policy is either in place and enforced or it does not really exist.

STADIUM CAPITAL MANAGEMENT GP, LP

•	“Our executive officers and directors collectively own more than 11% of our outstanding shares, an amount that exceeds the holdings of Stadium Capital and that firmly aligns our management’s interests with that of our stockholders. Notably, Mr. Sarvadi, who was a co-founder of the company, is the 3rd largest stockholder and Richard Rawson, who was a stockholder for many years prior to the company’s initial public offering, is the 11th largest stockholder.”

Please see our discussion of this above. Management stockholders (e.g., Sarvadi and Rawson) are inherently conflicted on these issues, and non-management Board members collectively own only 0.7% of the Company.

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Conclusion

The Board’s response, delivered by Messrs. Sarvadi and Petsch, only reinforces our strong conviction that it is time for immediate change at Insperity and highlights new concerns about the governance capabilities, business judgment and financial acumen of the Board. We fear that little may be accomplished without direct and active stockholder involvement and a clear rejection of the status-quo. For this reason, we intend to vote AGAINST Insperity’s current Board slate and urge our fellow stockholders to consider what we have outlined above and in previous letters when they cast their votes in the coming weeks.

If you have already voted your shares, you have every right to change your vote. Please see Insperity’s proxy statement for additional information. Copies are available for free on the SEC’s website (www.sec.gov) or by contacting the Company.

Sincerely,

The Investment Committee of Stadium Capital Management GP, LP

Alexander M. Seaver, Co-founder and Managing Director

Bradley R. Kent, Co-founder and Managing Director

STADIUM CAPITAL MANAGEMENT GP, LP

Dominic P. DeMarco, Managing Director and Co-Chief Investment Officer

John L. Welborn, Jr., Managing Director and Co-Chief Investment Officer

THIS IS NOT A SOLICITATION OF DIRECT OR INDIRECT AUTHORITY TO VOTE ANY PROXIES. PLEASE DO NOT SEND STADIUM YOUR PROXY CARD. STADIUM IS NOT ABLE TO VOTE YOUR SHARES AND THIS COMMUNICATION DOES NOT CONTEMPLATE SUCH AN EVENT.

STADIUM CAPITAL MANAGEMENT GP, LP

Notes:

(1)	The Peer Group Index is defined using Insperity’s most recent compensation peer group per the Company’s 2014 proxy filing and includes the following 15 companies: Automatic Data processing, Inc., CBIZ, Inc., Cognizant Technology Solutions Corporation, Concur Technologies, Inc., Convergys Corporation, Genpact Limited, Korn/Ferry International, Paychex, Inc., Resources Connection, Inc., salesforce.com, Inc., Towers Watson & Company, The Ultimate Software Group, Inc., Gartner, Inc., Intuit, Inc., and Web.com Group, Inc.
(2)	Total shareholder returns data was obtained from Capital IQ. Total shareholder returns are adjusted to include dividend payments and assume that dividends are reinvested into the stock as of the pay-date. The Russell 2000 Total Return Index also includes dividend reinvestment. The Peer Group Index is equal-weighted, whereas the Russell 2000 Total Return Index is market-cap weighted.
(3)	The FY 2015 outlook range was taken from Insperity’s investor day presentation on 3/31/11. Assumptions for depreciation, amortization, and stock-based compensation were made in order to arrive at an estimated EBITDA for FY 2015. These are based on historical trends.
(4)	FY 2014 guidance was taken from Insperity’s Q4 2013 earnings call held on 2/10/14.
(5)	Page 38 in Insperity’s 2013 proxy filing filed with the SEC on 3/28/13.
(6)	While (MarketCap less cash)/Net Income is a better measure than a simple P/E, it is still flawed because interest income from that cash is included in Net Income. In the current zero interest rate environment, however, this impact is likely small.
(7)	Excess cash is defined as cash and cash equivalents, plus marketable securities, less overnight withholdings associated with federal and state income taxes, employment taxes and other payroll deductions, and less client prepayments. This is likely a conservative measure of cash, as it excludes potential “float” aspects of Insperity’s business.